Exhibit 99.1

Canaan Inc. to Supply Additional Avalon A1566I Immersion-Cooling Miners to CleanSpark

SINGAPORE, July 31, 2025 -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that its U.S. subsidiary has received a purchase order from CleanSpark Inc. (NASDAQ: CLSK) (“CleanSpark”) to supply additional Avalon A1566I immersion-cooling miners. Each unit delivers a hashrate ranging from 249 to 267 terahashes per second (TH/s), without overclocking.

“Following CleanSpark's initial order in November, we are pleased to continue supporting this cutting-edge company as it scales its state-of-the-art immersion mining fleet in Norcross, Georgia,” said Nangeng Zhang, chairman and CEO of Canaan. “CleanSpark’s commitment to enhancing fleet efficiency and maximizing uptime aligns perfectly with Canaan’s dedication to innovation and performance. As CleanSpark expands its footprint across the United States, we are honored to serve as their trusted partner on this journey.”

Zhang continued, “Canaan is committed to pushing the boundaries of innovation and delivering industry-leading solutions for our customers. We have been rigorously investing in next-generation ASIC technology, with a focus on the North American market, to empower our partners with the most advanced mining capabilities. Securing deals from some of the largest public mining companies, such as CleanSpark, is a testament to the strength of our products and services and to our continued focus on customer success."

CleanSpark placed its initial order for 3,800 Avalon A1566I miners with an average hashrate of 249 TH/s in November 2024.

This expanded collaboration underscores Canaan's commitment to delivering innovative mining solutions while supporting the growth strategies of its partners in the evolving bitcoin mining landscape.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hashrate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development; the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies; fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com